May 30, 2007

United States
Securities and Exchange Commission
Washington, D.C. 20549

Re:          Centergistic Solutions, Inc.
Form 10-KSB for Fiscal Year Ended June 30, 2006
Filed February 22, 2007
File No. 000-51433

Dear Sirs:

This letter requests additional time to file a response to your comment letter of May 4, 2007. Due to the procedures required by my previous auditors and the time such procedures take and then drafting a response from the Company, I would like to request an extension until June 29, 2007 to file such response. Thank you for your consideration.

Sincerely,

Centergistic Solutions, Inc.
David M. Cunningham Jr., CPA
President/Chief Operating and Financial Officer